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EXHIBIT 12.3

PACCAR AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO SEC REPORTING REQUIREMENTS
(Thousands of Dollars)

	Nine Months Ended September 30
	2000		1999
FIXED CHARGES
Interest expense—PACCAR and subsidiaries(1)	$183,387		$136,515
Portion of rentals deemed interest	14,895		13,312

TOTAL FIXED CHARGES	$198,282		$149,827

EARNINGS
Income before taxes—PACCAR and subsidiaries	$571,294		$634,399
Fixed charges	198,282		149,827

EARNINGS AS DEFINED	$769,576		$784,226

RATIO OF EARNINGS TO FIXED CHARGES	3.88	x	5.23	x

(1)
Exclusive of interest, if any, paid to PACCAR.

14

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PACCAR AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO SEC REPORTING REQUIREMENTS (Thousands of Dollars)